CG Variable Annuity Account I: CIK 0000205147

This submission is being made solely to obtain series and class (i.e. contract) identifiers for the following variable annuity product under Connecticut General Life Insurance Company’s separate account CG Variable Annuity Account I (811-01664), which is administered by Prudential Retirement Insurance and Annuity Company:

Contract: CG Group Tax Deferred Annuity

We are requesting these identifiers because they are required for the N-CEN filing.

If you have any questions about this filing, please contact Jerald Wirzman of the Prudential Insurance Company of America at 732-482-4938.